EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. The Mine Safety and Health Administration (“MSHA”) assessed a civil penalty of $116 for a citation related to work performed by our subsidiary Southern Industrial Constructors, Inc. (“SIC”) at the 3M Pittsboro Mine in Moncure, NC. SIC has no other disclosures to report for the 3M Pittsboro Mine for the period covered by this report.
2. Our subsidiary MOR PPM, Inc. (“PPM”) received one significant and substantial citation from MSHA related to work PPM performed at Unimin Corporation’s plant in Oregon, Illinois.  PPM has no other disclosures to report for the Oregon plant for the period covered by this report.